Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298 Fax: (541) 739-8298

October 15, 2014

The Chief,

Office of Information Technology

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation Withdrawel of Withdrawel Request dated October 14, 2014

Dear Sir,

We have inadvertently submitted to our file on the EDGAR system, a Withdrawel of S-1/A referencing an incorrect file number.

SEC chief counsel, Edward Kelly has asked us to request that this Withdrawal Request be withdrawn.

The detail of the submission to be withdrawn is dated 2014-10-09 Acc-no: 0001492091-14-000020

I trust the above information will be enough to enable you to locate the errant file and I request that it be withdrawn.

Sincerely

/s/ John Sprovieri //

John Sprovieri

President/CEO

Auscrete Corporation

john@auscretehomes.com